

January 22, 2009

Mail Stop 4561

Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401
By U.S. Mail and facsimile to (410) 260-2072

Re: **Severn Bancorp, Inc.**
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
File No. 000-49731

Dear Mr. Bevivino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief